EXHIBIT 3.1l

Certificate of Amendment (Pursuant to NRS 78.385 and 78.390)	Filed in the office of Ross Miller Secretary of State State of Nevada	Document Number 201200600395-58 08/30/2012 8:40 AM Entity Number C10054-2000

Certificate of Amendment
(Pursuant to NRS 78.385 and 78.390)

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
FOR NEVADA PROFIT CORPORATIONS
(Pursuant to NRS 78.385 and 78.390 – After issuance of Stock)

1. Name of corporation: Li-ion Motors Corp.

2. The articles have been amended as follows: Paragraph (a) Article III of the Articles of Incorporation of the corporation is deleted in its entirety and the following is substituted therefor:

    "Article III

 (a) The corporation shall have authority to issue a total of  Four Hundred Five Million (405,000,000) shares, of which Four Hundred Million (400,000,000) shares shall be Common Stock, par value $.001 per share (the "Common Stock"), and Five Million (5,000,000) shares shall be Preferred Stock, par value $.001 per share (the "Preferred Stock").”

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority.

4. Effective date of filing: (optional)  Date: 08-30-12     Time:  8:40 a.m.

4. Officer Signature:	/s/ Stacey Fling
Stacey Fling, President and Chief Executive Officer